 September 29, 2022
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549

Attention:  Cheryl Brown
      Irene Barberena-Meissner

Re: Artesian Resources Corporation
Registration Statement on Form S-3 (the “Registration Statement”)
Filed August 12, 2022
File No. 333-266821
Dear Ms. Brown:
On behalf of Artesian Resources Corporation (the “Company”), we are responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 30, 2022 to Dian C. Taylor, President and Chief Executive Officer of the Company, with respect to the above referenced filing with the Commission by the Company. For your convenience, we have set forth below the Staff’s comment in italics, followed by the Company’s response.
Registration Statement on Form S-3 filed August 12, 2022
Cover Page
1.
Please revise your cover page to disclose your dual class capital structure consisting of Class A Non-Voting Common Stock and Class B Common Stock.  In this regard, clarify that only holders of Class B Common Stock have the right to vote for the election of directors and other stockholder matters, and that holders of Class A Non-Voting Common Stock generally have no voting rights.  Please also add related risk factor disclosure.

Response: In response to the Staff’s comment, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement to include disclosure related to its dual class capital structure on the prospectus cover page and to add a related risk factor under “Risk Factors” on page 4 of Amendment No. 1.
The Company respectfully requests the Staff’s assistance in completing the review as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to the undersigned at (215) 963-5262.
Very truly yours,
/s/ Joanne R. Soslow
Joanne R. Soslow
Morgan, Lewis & Bockius LLP

cc: Dian C. Taylor (Artesian Resources Corporation)
      David B. Spacht (Artesian Resources Corporation)
      Jennifer L. Finch (Artesian Resources Corporation)